Exhibit 99.1

2018-04-19

PRESS RELEASE

Oasmia has completed a private placement of new convertible instruments in a total amount of SEK 26,000,000

Uppsala, Sweden April 19, 2018 – Oasmia Pharmaceutical AB (publ) (“Oasmia” or the “Company”) hereby announces that the Company has completed a private placement of a convertible loan in the amount of SEK 26,000,000 with an interest rate of 8 per cent per year directed to and placed with a limited group of investors and paid in cash (the “Private Placement”). The convertible instrument issue is expected to provide the Company with SEK 26,000,000 before transaction related costs.

The Private Placement has enabled Oasmia to place 26 new convertible instruments with a limited group of investors at a nominal value of SEK 1,000,000 per convertible instrument through an accelerated book building procedure.

The convertible loan is issued with the purpose of replacing the Company’s financing under the Company’s convertible loan 2017:2 in the total amount of MSEK 26, which fell due for payment 18 April 2018. The fallen due loan amount under the Company’s convertible loan 2017:2 will be paid to the convertible loan holders in May 2018 and the fallen due interest was paid in April 2018.

In order to enable the placement, the Board of Directors of Oasmia has, by virtue of the authorisation granted by the Annual General Meeting held on 25 September, 2017, resolved on a directed issue of a new convertible loan in the amount of SEK 26,000,000. The convertible instruments have been subscribed at 100 per cent of the nominal amount and the convertible loan bear an interest rate of 8 per cent per year. The conversion rate is based on the closing price of Oasmia’s shares on Nasdaq Stockholm on 18 April 2018 with premium and will amount to SEK 4.90. The term of the loan is approximately one year with a maturity date on 22 April 2019 if not converted to shares earlier. The terms of the convertible instruments are based on an accelerated book building procedure on 18 April 2018 and the Board of Directors has thereby ensured that the terms of the convertible instruments corresponds to fair market standards.

If the convertible loan is fully converted into shares, the number of shares in Oasmia increases by 5,306,122 from 176,406,372 to 181,712,494 and the share capital increases by SEK 530,612.20 from SEK 17,640,637.20 to SEK 18,171,249.40. In the event of a full conversion into shares, the dilution effect will amount to approximately 2.9 per cent.

For more information, please contact:

Julian Aleksov, Executive Chairman

Tel : +4618 – 50 54 40

E-mail: julian.aleksov@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Important Information

This press release does not constitute or form part of a solicitation or an offer to purchase, sell, subscribe for, or in any other way trade in securities in Oasmia. The publication or distribution of this press release may in certain jurisdictions be subject to restrictions in accordance with relevant laws and persons in the jurisdictions where this press release has been published or distributed shall inform themselves of, and follow, such restrictions. Any securities referred to in this communication may not be offered or sold in any jurisdiction absent registration under applicable securities laws or an exemption from registration.

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia Pharmaceutical AB (publ) is obliged to disclose under the EU Market Abuse Regulation (MAR). The information was submitted for publication, through the agency of the contact person set out above, at 08.45 CET on 19 April 2018.